
December 30, 2022

Bobby Tetsch
Chief Executive Officer
HARRISON VICKERS & WATERMAN INC
5781 Schaefer Avenue
Chino, CA 91710

>   **Re: HARRISON VICKERS & WATERMAN INC**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 3**
>   **Filed December 27, 2022**
>   **File No. 024-12031**

Dear Bobby Tetsch:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nico Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matt Stout